

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2015

<u>Via E-mail</u>
Matthew J. Colbert
Chief Financial Officer
Amazing Energy Oil and Gas, Co.
701 S. Taylor Street, Suite 470 LB113
Amarillo, TX 79101

> **Re: Amazing Energy Oil and Gas, Co.**
> **Forms 10-Q for Quarters ended January 31, 2015 and April 30, 2015**
> **Filed March 17, 2015 and June 15, 2015**
> **Amendment No. 1 to Form 8-K**
> **Filed August 6, 2015**
> **File No. 0-52392**

Dear Mr. Colbert:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/Tia L. Jenkins
>
> Tia L. Jenkins
> Senior Assistant Chief Accountant
> Office of Beverages, Apparel, and
> Mining